# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JinkoSolar Holding Co., Ltd., CIK 0001481513
CUSIP: 47759T100
Title of class of securities: Ordinary shares, par value US$0.00002 per share
Address of issuer's principal executive offices: 1 Yingbin Road, Shangrao Economic Development Zone, Jiangxi Province, China (F4), 334100
Date of event which requires filing of this statement: 05/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001986241

## Reporting persons
- Peaky Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 10,894,184; shared voting power 0; sole dispositive power 10,894,184; shared dispositive power 0; aggregate amount beneficially owned 10,894,184 (5.3% of the class)
  Comment: (1) Note to Item 9: Represents 10,894,184 ordinary shares (including certain ordinary shares in the form of ADSs) held by Peaky Investments Limited. Peaky Investments Limited is a British Virgin Islands company which is wholly owned by Talent Galaxy Limited, a British Virgin Islands company wholly owned by Mr. Xianhua Li ("Mr. Li").
  
  (2) Note to Item 11: This percentage is calculated based on 206,609,763 ordinary shares of JinkoSolar Holding Co., Ltd. (the "Issuer") outstanding as of April 29, 2025, as reported by the Issuer in its annual report on Form 20-F filed with the Commission on April 29, 2025.
- Xianhua Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 10,894,184; shared voting power 0; sole dispositive power 10,894,184; shared dispositive power 0; aggregate amount beneficially owned 10,894,184 (5.3% of the class)
  Comment: (1) Note to Item 9: Represents 10,894,184 ordinary shares (including certain ordinary shares in the form of ADSs) held by Peaky Investments Limited. Peaky Investments Limited is wholly owned by Talent Galaxy Limited, which is in turn wholly owned by Mr. Li. Mr. Li is the sole director of Peaky Investments Limited and the sole director and sole shareholder of Talent Galaxy Limited, and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited. Therefore, Mr. Li is the beneficial owner of all ordinary shares held by Peaky Investments Limited.
  
  (2) Note to Item 11: This percentage is calculated based on 206,609,763 ordinary shares of the Issuer outstanding as of April 29, 2025, as reported by the Issuer in its annual report on Form 20-F filed with the Commission on April 29, 2025.
- Talent Galaxy Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 10,894,184; shared voting power 0; sole dispositive power 10,894,184; shared dispositive power 0; aggregate amount beneficially owned 10,894,184 (5.3% of the class)
  Comment: (1) Note to Item 9: Represents 10,894,184 ordinary shares (including certain ordinary shares in the form of ADSs) held by Peaky Investments Limited. Peaky Investments Limited is wholly owned by Talent Galaxy Limited, which is in turn wholly owned by Mr. Li.
  
  (2) Note to Item 11: This percentage is calculated based on 206,609,763 ordinary shares of the Issuer outstanding as of April 29, 2025, as reported by the Issuer in its annual report on Form 20-F filed with the Commission on April 29, 2025.

## Item 1. Issuer
Name of issuer: JinkoSolar Holding Co., Ltd.
Address of issuer's principal executive offices: 1 Yingbin Road, Shangrao Economic Development Zone, Jiangxi Province, China, 334100

## Item 2. Person Filing
Name of person filing:
Xianhua Li

Talent Galaxy Limited

Peaky Investments Limited

(collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
Xianhua Li: 1 Yingbin Road, Shangrao Economic Development Zone, Jiangxi Province, 334100, People's Republic of China

Talent Galaxy Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110

Peaky Investments Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110
Citizenship:
Xianhua Li: the People's Republic of China

Talent Galaxy Limited: British Virgin Islands

Peaky Investments Limited: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Xianhua Li: 10,894,184 ordinary shares

Talent Galaxy Limited: 10,894,184 ordinary shares

Peaky Investments Limited: 10,894,184 ordinary shares
Percent of class:
Xianhua Li: 5.3%

Talent Galaxy Limited: 5.3%

Peaky Investments Limited: 5.3%

The foregoing percentages are calculated based on 206,609,763 ordinary shares of the Issuer outstanding as of April 29, 2025, as reported by the Issuer in its annual report on Form 20-F filed with the Commission on April 29, 2025.
Sole power to vote or to direct the vote:
Xianhua Li: 10,894,184

Talent Galaxy Limited: 10,894,184

Peaky Investments Limited: 10,894,184
Shared power to vote or to direct the vote:
Xianhua Li: 0

Talent Galaxy Limited: 0

Peaky Investments Limited: 0
Sole power to dispose or to direct the disposition:
Xianhua Li: 10,894,184

Talent Galaxy Limited: 10,894,184

Peaky Investments Limited: 10,894,184
Shared power to dispose or to direct the disposition:
Xianhua Li: 0

Talent Galaxy Limited: 0

Peaky Investments Limited: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated July 29, 2025, by and among Xianhua Li, Talent Galaxy Limited, and Peaky Investments Limited

## Signatures
- Peaky Investments Limited: /s/ Xianhua Li, Xianhua Li/Director (07/29/2025)
- Xianhua Li: /s/ Xianhua Li, Xianhua Li (07/29/2025)
- Talent Galaxy Limited: /s/ Xianhua Li, Xianhua Li/Director (07/29/2025)